EXHIBIT 99.9

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2018 (the “Form 40-F”), I, Chester Moore, P. Eng., hereby consent to the use of my name in connection with the references to the reports entitled “Technical Report on the Chapada Mine, Goiás State, Brazil” dated March 21, 2018 and “Technical Report on the El Peñón Mine, Antofagasta Region, Northern Chile” dated March 2, 2018 (together, the “Reports”), and to the inclusion of the written disclosure of the Reports and of extracts from or a summary thereof (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form F-3D (File No. 333-217016), Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-224029).

By: /s/ Chester Moore
Name: Chester Moore, P.Eng.

March 28, 2019